UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File No. 000-56391

Greenbriar Sustainable Living Inc.
(Translation of registrant's name into English)

632 Foster Avenue
Coquitlam, British Columbia, Canada V3J 2L7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Amended and Restated Management’s Discussion and Analysis for the period ended December 31, 2023
99.2	Amended and Restated Management’s Discussion and Analysis for the period ended March 31, 2024
99.3	Amended and Restated Management’s Discussion and Analysis for the period ended June 30, 2024
99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO (December 31, 2023)
99.5	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO (December 31, 2023)
99.6	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO (March 31, 2024)
99.7	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO(March 31, 2024)
99.8	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO (June 30, 2024)
99.9	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO (June 30, 2024)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenbriar Sustainable Living Inc.

/s/ Jeff Ciachurski
______________________________________
Jeff Ciachurski
Chief Executive Officer

Date: December 17, 2024